Exhibit 2

For Immediate Release

Edward Smolyansky Launches Formal Campaign to Replace Lifeway Foods, Inc (LWAY) CEO and All Directors

CHICAGO, March17, 2025 /PRNewswire/ -- Edward Smolyansky, who, together with Ludmila Smolyansky, beneficially owns 4,163,141 shares of common stock, today launched a formal campaign to stop the further eroding of value taking place at Lifeway Foods, Inc (NASDAQ: LWAY) by submitting and filing a Notice regarding Planned Nominees for election at the upcoming 2025 Annual Meeting.

The Company has reached an inflection point. While the Board’s insistent capitulation to Lifeway’s self-absorbed and self-interested CEO has always been in question, it now must prove in court that its conduct did not breach the directors’ fiduciary duties to shareholders.

The latest suit was brought by Danone, the Company’s largest unaffiliated investor for over 25 years. Danone alleges that the directors breached their fiduciary duties when the Board granted 283,337 shares of stock to CEO Julie Smolyansky without obtaining Danone’s consent per its 1999 shareholder agreement with the Company.2 The grant was suspicious given the cash retention bonus paid to CEO Smolyansky of $2 million3 announced immediately before.

All of this followed the rejection of an unsolicited offer from Danone, its second, to buy the shares of the Company it did not own for $27 per share, representing a premium of 72% over the 3-month volume weighted average price.

Instead of negotiating better terms with Danone and/or mending fences with its largest single shareholder, we find the Company having to contend with litigation stemming from clearly questionable conduct. Importantly, the timing and magnitude of the $8.5 million aggregate CEO award in cash and shares – equating to more than 94% of the Company’s 2024 net income – suggests that this Board is far more interested in enriching the CEO than maximizing value for all shareholders.

The Board’s failure to maximize shareholder value while enriching the CEO warrants a complete and immediate overhaul.

This change requires a new slate of independent directors, including George Sent. As a leading investment banker for the food and beverage industry, he is well-suited to assist the Board in objectively evaluating the strategic alternatives and acquisition offers received by the Company. As the former lead independent director for Lifeway and former chair of Lifeway’s Audit and Corporate Governance Committee, Mr. Sent is already intimately familiar with the Company and the corporate governance challenges it faces.

The proposed slate also includes Edward Smolyansky, a member of the founding family and one of the largest shareholders of the Company, with prior service to the Company in several key roles, including Controller, CFO, COO, and Director.

The new slate also includes Ludmila Smolyansky, co-founder of Lifeway and former Chair of the Board. Mrs. Smolyansky, together with her husband Michael, introduced kefir to the US market and helped turn a basement operation into a global enterprise. With her help, the Board can return to its business of maximizing value for shareholders and revive the integrity and spirit upon which the Company was founded.

It is Time for Complete and Immediate Change at the Lifeway Board

Lifeway can no longer be burdened with a Board incapable of putting the interests of its shareholders ahead of those of its CEO. The relationship with the Company’s largest investor must be repaired, and an independent committee can be formed to evaluate all strategic alternatives aimed at maximizing value for shareholders. However, we must act now.

“Lifeway has disregarded not only a respected global partner but also its own founding family,” said Edward Smolyansky. “Since 2021, Lifeway Foods has spent millions of shareholder dollars attempting to control the election process rather than focusing on delivering value. They have made repeated efforts to remove me as a shareholder, all of which have failed. Now, they are taking a similar approach with Danone. While I cannot speak for them, Ludmila and I are committed to restoring accountability and leadership at Lifeway.”

The proposed slate has the right balance of kefir product expertise, shareholder representation, Board and operational familiarity with Lifeway, and financial and transactional experience, to usher a new growth phase for Lifeway.

Backgrounds and summaries for the nominees are included in the formal nomination letter to the Board and associated SEC filings, all of which are catalogued and can be accessed at www.freelifeway.com. We look forward to your support in bringing about the complete and immediate change needed to create shareholder value.

For more information and update to date news connect with me on LinkedIn@ Edward Smolyansky and visit www.freelifeway.com to learn more about the 2025 Lifeway Foods Proxy Campaign.